Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SoloQi® Corp
8362 Pines Blvd. #290
Pembroke Pines, FL 33024
https://soloqi.com/

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SoloQi® Corp
Address: 8362 Pines Blvd. #290, Pembroke Pines, FL 33024
State of Incorporation: DE
Date Incorporated: February 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

With an investment of $500 get SoloQi PRO

With any investment of up to $1000 get a SoloQi + X MOUNT

With a $2,500 investment, get 1 SoloQi 360 ecosystems

With a $5,000 investment, get 2 SoloQi 360 ecosystems Customized Mag Pads with your brand logo.

With a $10,000 investment, **get 10% bonus shares** + 4 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

With a $20,000 investment **get 15% bonus share** + 6 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

The 10% Bonus for StartEngine Shareholders

SoloQi Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

SoloQi gives us the freedom to use our phone undisrupted by taking the charging worries out of the equation. Utilizing wireless charging technology to create practical wireless solutions that are convenient, portable, fast, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user at a radically fair price.

A different refreshing approach to product design, business strategy, and technology made necessary with the growing demand for increasing phone usage.

Fueled by the development of all smartphones becoming Qi-enabled. Qi wireless technology is gradually dominating the charging industry for the foreseeable future, SoloQi adopts this technology to create one of the first wireless charging ecosystem not only for portable use but a complete charging system, that can magnetically charge any phone, not only on the go but also in the car, at the office, at home and anywhere in between.

We are paving the way for mass-market penetration by collaborating with luxury brands, retailers, sales reps, services providers, and licensing deals, nationally and internationally.

In the local market, we've signed with ActionLink, Imminent VC's, and b8ta. In the international market, we signed with Artcom Europe, LiTMUS Australia, and b8ta Japan.

Business plan:

B2B: with new collaboration opportunities coming on a daily basis. We are forming strong alliances with large brands to facilitate the penetration of SoloQi into events, trade shows, conferences, concerts, and festivals to replace the outdated charging stations and introduce the product for rent or purchase to a mass audience at once.

Online: we are partnering with large online marketplaces to increase sales, as well as our website to grow our online community, increase brand awareness, and online sales.

Focused on our sole mission to become a luxury brand with a mass appeal.

Competitors and Industry

Our major competitors include large players such as Sony, Samsung, Zagg and Anker.

As our partner at IMMINENT VC said, he hasn't seen any major innovation in the wireless charging industry for a while until he saw our products.

Our main competitor, a company called Mophie, was the last major innovation in the charging industry over a decade ago. Mophie was so successful and popular that even Apple stores made them available for purchase alongside their phone cases at their stores, however, this relationship didn't last for long, by the time they were expelled from apple stores, Zagg acquired them for $100M.

Current Stage and Roadmap

We have $370K in inventory, in our Los-Angeles based facility. All our products are readily available for mass distribution

Including10 SKUS's in total:

- 360 in 3 colors

- PRO in 3 colors

- SLIM in 3 colors

- X Car|Desk Mount

Since our soft launch on November 1st, 2019, the best traction in sales we had happened offline, mainly in b8ta stores and tradeshows. We had many events scheduled that were canceled and Due to COVID-19, which made us shift our focus to marketing online.

With growing international demand, we are collecting the funds to manufacture.

Our future steps include the expansion of existing products to mass distribution locally and internationally.

Remaining at the forth front of innovation and ahead of the curve by creating new wireless charging solutions correlating with the technological advancements.

Our plan for 2020 is to manufacture more products to build momentum toward the holiday season.

For 2021, in light of the pandemic, we will continue to strengthen our partnerships with online distributors, and in case the events will resume we will be ready to execute our licensing model with on-site agents.

Focusing all our efforts on becoming an established luxury brand.

The Team

Officers and Directors

Name: Solo Avital

Solo Avital's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Founder
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Product design, the overall manager of the company. Solo currently receives $5,000 in salary.

- **Position:** Product Designer
  Dates of Service: February 28, 2019 - Present
  Responsibilities: From design to prototype to a finished product, packaging design, and all the visual content.

Other business experience in the past three years:

- **Employer:** Happyzoda Film Productions
  Title: Filmmaker / CGI Post Production expert
  Dates of Service: July 18, 1999 - December 11, 2017
  Responsibilities: Produce small to big budgets visual effects for TV and Cinema - more info on IMDb

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in SoloQi involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase

of any of the common stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in SoloQi should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in SoloQi.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Furthermore, the business projections are based on our additional revenue model involving events, tradeshows, conferences, festivals, and servicing hotels, restaurants, shared offices, and additional establishment. Due to the uncertainty and loss of significant revenue related to those specific industries, their ability to resume operations and form such partnerships cannot be determined at the moment.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Since our company has been in the market for several months only, the valuation is largely based on traction made so far including local and international demand for our products increasing on a daily basis, however we lack substantial track record to predict an accurate evaluation.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Depending on the funds we raise, we will allocate the resources in a way that secures the continuation of the company and may be obligated to shift our budget allocation to ensure the company will remain sustainable and operational and on a secure path to growth.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority, your judgment will be welcome and encouraged but will not have an upper hand in our company's ability to move forward as you are not an active participant in the day to day operations. As management, we guarantee to do everything in our power to accelerate the company's growth in the most favorable manner for all parties involved however as a minority holder you will be compensated only if the company achieves its goals for growth and prosperity.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our team in charge of all company's operations will carry the responsibility of making the best decision to our discretion for the company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Additionally as a young company new opportunities arise on a daily basis, with larger order coming in from our new and older partners and it will be in our main interest to allocate funds for manufacturing, fulfilling orders and maintaining our strong position with international distributors as a priority to allow the company to remain on track for growth.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Since w are utilizing an innovative wireless technology that has only recently been introduced to the public and made available through the developments of wireless-enabled smartphones, the adaption of technology by larger more equipped companies has only started now and will continue to introduce new applications of the QI technology by bringing new wireless solutions to the market.

We are an early stage company and have limited revenue and operating history
The Company has a short history, but a promising growth. If you are investing in this company, it's because you think that SoloQi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Our track record is limited and therefore subject to uncertainties and risk factors apparent to any young company with limited operating history.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We have an added value proposition to our products, which is our main competitive advantage but as a young startup in a highly competitive market, our resources are limited. However, our success is not determined only by our unique intellectual property, rather our unique design, business model, and approach which is not solely influenced by our patent.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
B Ventures, Inc.	1,866,666	Common Stock	66.67
Solo Avital	933,333	Common Stock	33.33

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 2,799,999 outstanding.

Voting Rights

One vote for share. Please see voting rights below.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, Investors will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $675,000.00
  Number of Securities Sold: 60

Use of proceeds: R&D, Patent filing, Manufacturing
Date: November 28, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,799,939
  Use of proceeds: N/A
  Date: July 23, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for the fiscal year 2019 was $87,998 as we launched in November 2019. Sales were generated through our test pilot at 20 b8ta stores and tradeshows, which were halted due to COVID. Since our highest conversion rate occurred in physical interactions with our products, our main focus was directed towards opening additional physical stores, partnering with tradeshows and events, a strategy that will resume in 2021. Our revenue for the fiscal year 2020 was $46,812 generated mainly through b8ta stores sales, and our online website as well as our partnering marketplaces. Our soft launch generated many international partnerships as evident in our recent launch in Australia, Japan, Dubai, and France, as well as focusing on capturing the holiday season momentum in the US where we are expected to significantly improve our sales.

<u>Cost of sales</u>

Cost of sales in 2019 was $52,799, which decreased in 2020 to $27,560 and is projected to further decrease due to higher manufacturing batch which entails lower COGS and higher margins, as well as reduction of rental costs with our partners who are transferring to a rev-share model due to the success of our products that are becoming best-sellers with our retail partners.

Gross margins

In 2019 we manufactured our first test pilot of MOQ our gross profits amounted to $35,199, in 2019 based only on two months of sales as we launched in November. Our 2020 gross profit of $19,252 reflects the first 8 months of 2020, highly affected by the pandemic, is projected to increase by a significant amount as the holiday season is approaching, where we are estimated to reach approx. $280,000 in sales.

Expenses

The Company's expenses consist of, among other things, compensation, retailer rent, postage, local and international shipping, website development, marketing, sales, travel expenses, rent, computer and website hosting, insurance and operations, bank and credit card charges, fees for professional services, research and development expenses, and manufacturing expenses amounting to $221,151 in 2019 and $207,370 in 2020.

Historical results and cash flows:

The areas that were most cash-flow intensive in the short operating history of the company were directed toward an increase of inventory, purchase of equipment, and marketing and consignment rent partnerships with luxury retailers to expand the exposure and outreach of the company. We anticipate manufacturing, marketing, and retail rent to remain the most intensive cash flow areas in the near future as well as manufacturing costs and research and development designated toward our upcoming products.

Previous cash was mainly generated in investment as well as profits generated from sales both direct to consumers and our partnerships with b8ta innovation stores, as well as other luxury retailers in the US and globally.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, the capital resources available to the company include $195,232 worth of inventory in our Los Angeles based warehouse and $5572 of remaining capital available.

We have pre-orders from our international partners and an opening in Dubai with investor meetings planned as well as a press conference an investor summit aimed to yield significant capital for the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised throughout the campaign are crucial to our ability to manufacture and supply the growing demand for our products both locally and internationally.

Our soft launch was a huge success, and to copy the model to a Hard Launch requires funds that will be invested in marketing online and offline to increase brand reach.

Additional financial resources are available to us in a form of $195K worth of inventory, available for the US market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised throughout the campaign will constitute approx. 90% of readily available resources targeted toward manufacturing and marketing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we will use the funds to promote marketing efforts in the US and sell our inventory which will sustain us for about a year.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount of revenue we are going to pursue our international distribution deals immediately by manufacturing new inventory.

We will continue with our marketing efforts to generate additional revenue and grow the company to pave our way toward becoming a lifestyle brand.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital would be available through our personal network of investors.

We have an upcoming trip to Dubai for our opening in b8ta in the Dubai Mall, followed but an investor summit where we will present SoloQi to leading investors, as well as personal meetings planned throughout the trip with the goal of raising additional significant capital.

Indebtedness

- **Creditor:** Small Business Administration (SBA)
  Amount Owed: $51,400.00
  Interest Rate: 3.75%
  Maturity Date: April 14, 2050
  On June 12th, 2020, the Company secured a loan of $51,400. The loan is secured by tangible and intangible property and calls for monthly payments of principal and interest of $251. Interest is calculated at a fixed rate of 3.75% per annum. Monthly payments are deferred for twelve months from the date of the note and matures thirty years from the date of the note.

Related Party Transactions

- **Name of Entity:** Solo Avital
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the stockholder, no interest rate. In the amount of $89,272
  Material Terms: Loan to the stockholder, payable on demand with no definite date of repayment with no interest rate.

- **Name of Entity:** Alain Bibliowicz
  Relationship to Company: Director
  Nature / amount of interest in the transaction: no interest rate. Prior director. In the amount of $26,900
  Material Terms: no interest rate.

Valuation

Pre-Money Valuation: $6,999,997.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Since our soft launch, we have become the best-seller in high-end luxury retailers, we sold out in major conferences and signed deals with large strategic partners both nationally and internationally.

Our main go-to-market strategies include the continuation of the expansion of partnerships with local and global distributors, as well as selling through our own channels with a unique promotional strategy.

In addition, we developed a licensing model to cater to any size events, trade shows, and conferences by replacing charging stations, having onsite agents, strongly bolstered by our customization features which provide promotional incentives and revenue share models for the event organizers.

Key Factors:

#1 Traction:

SoloQi reached $117K in sales in the first 4 months since we launched, in selected b8ta stores, we became among the best selling products at the chain, additionally, we sold out in CEDIA Expo, generating orders from all over the world and partnerships opportunities with other brands, distributors and innovation stores.

#2 Partners and Distrbutors:

We signed a contract with ActionLink/Wireless Advocates to expand to over 500 locations in the USA such as Costco dedicated kiosks, 130 military bases stores, and airport duty-free locations. We signed a contract with IMMINENT VC who acts as both financial backings for manufacturing and inventory and entry to Apple stores.

Distribution with Sanborns, a Mexico based chain of stores owned by Grupo Caros, Carlos Slim Domit, which made SoloQi available at top stores in Mexico and online opening doors to distribution in Latin America. We launched SoloQi with local distributors in Tokyo Japan on August 1st, 2020

Further, we signed a contract with Artcom, focused on wide-scale distribution in Europe. We are launching SoloQi with Litmos Labs Australia located in MYER Department stores

In Conclusion:

We believe are launching the next innovation breakthrough in this market segment, on way to enter Apple stores, in addition, we have a second penetration strategy of collaborating with events, this alongside major deals with other distributors both nationally and internationally growing on a daily basis, plus our sales results in just 4 months, is the foundation of our valuation. The company determined its pre-money valuation internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company currently only has one class of stock and no outstanding convertible securities, warrants, stock options or other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  50.0%
  Fulfill orders nationally and internationally.

- *Marketing*
  40.0%
  Expand marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  expanding marketing efforts online and offline

- *Research & Development*
  6.5%
  developing a new product

- *Inventory*
  50.0%
  fulfilling local and global orders

- *Company Employment*
  10.0%
  salaries

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://soloqi.com/ (https://soloqi.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soloqi

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SoloQi® Corp

[See attached]

SOLOQI CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

TABLES OF CONTENTS

Leon Egozi & Assoc., P.A.

Certified Public Accountants

2999 Northeast 191st Street, Suite 240
Aventura, Florida 33180

Phone: (305) 937-2664
Fax: (305) 937-5019
legozi@egozicpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
SoloQi Corp.
Pembroke Pines, Florida

We have reviewed the accompanying financial statements of SoloQi Corp. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of loss and deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Leon Egozi and Associates, P.A.
Certified Public Accountants

Miami, Florida
October 8, 2020

1

SOLOQI CORP.

BALANCE SHEET

December 31, 2019

ASSETS

CURRENT ASSETS		
Cash	$	104,809
Accounts Receivable		64,350
Inventory		222,793
Total Current Assets		391,952
PROPERTY AND EQUIPMENT		
Furniture, Fixtures and Equipment		4,330
Less: Accumulated Depreciation		108
Net Property and Equipment		4,222
OTHER ASSETS		
Security Deposits		17,250
Loan to Stockholder		54,080
Total Other Assets		71,330
TOTAL ASSETS	$	**467,504**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$	71,624
OTHER LIABILITIES		
Loan from Related Party		160
Total Liabilities		71,784
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value,		
1,000 Authorized, 1,000 issued and outstanding		1,000
Paid in Capital		580,672
Deficit		(185,952)
Total Stockholders' Equity		395,720
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**467,504**

SOLOQI CORP.

STATEMENT OF LOSS AND DEFICIT

For the Year Ended December 31, 2019

Sales	$	87,998
Cost of Sales		52,799
Gross Profit		35,199
Operating Expenses		
Advertising and Marketing		23,798
Automobile expense		3,963
Bank and credit card charges		2,612
Computer and Website Hosting		7,752
Depreciation		108
Dues and Subscriptions		4,424
Insurance		1,666
Office Expense and Supplies		1,327
Postage and Shipping		24,022
Professional fees		16,850
Rent		62,264
Research and Development		59,693
Travel and entertainment		12,672
Total Operating Expenses		221,151
Loss from Operations		(185,952)
Retained Earnings at Beginning of Year		-
Deficit at End of Year	$	**(185,952)**

SOLOQI CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

NET LOSS	$	(185,952)
ADJUSTMENTS TO RECONCILE NET INCOME TO		
NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation and Amortization		108
Increase in Accounts Receivable		(64,350)
Increase in Inventory		(222,793)
Increase in Security Deposit		(17,250)
Increase in Accounts Payable and Accrued Expenses		71,624
Net Cash Used in Operating Activities		(418,613)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment		(4,330)
Net Cash Used in Investing Activities		(4,330)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan to Stockholder		(54,080)
Loan from Related Party		160
Issuance of Common Stock		1,000
Capital Contributions		580,672
Net Cash Provided by Financing Activities		527,752
Net Increase in Cash		104,809
Cash at Beginning of Year		-
Cash at End of Year	$	104,809

SIGNIFICANT NON CASH TRANSCATIONS:

During 2019, capital contributions of $580,672 consist of loans from related parties that were released and assumed by the stockholders (see Note 5).

SOLOQI CORP.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2019

NOTE 1 - OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

a)   Operations

SoloQi Corp. (The Company) was incorporated on February 28, 2019 under the laws of the state of Delaware. The Company operates out of Miami, Florida with a satellite office in Los Angeles, California, and manufactures and sells portable phone charges to local and national retailers and wholesalers under normal trade credit terms.

b)   Cash

Cash includes cash on hand and in banks. Cash includes instruments with original maturities of three (3) months or less.

c)   Accounts Receivable

Accounts receivable or portions thereof which are considered by management to be uncollectible are charged to the allowance and recoveries of amounts previously written off are credited to bad debts (recovery). The allowance represents the amount which, in management's judgment, is adequate to absorb write-offs of existing accounts receivable which may become uncollectible. The adequacy of the allowance is determined by management's continuing evaluation of the aging of accounts receivable, past collection history and other relevant factors. Management estimates that all receivables are collectible.

d)   Inventory

The Company maintains its inventory on a lower of cost or market basis using the first in, first out (FIFO) method.

e)   Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance and repair are charged to expense as incurred; expenditures for renewals and betterments are capitalized.

f)   Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

g)   Advertising

Advertising and other promotional costs are expensed as incurred. During the year ended December 31, 2019, the advertising and promotional expenses were $23,799.

SOLOQI CORP.
NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2019

NOTE 2 - INVENTORY

Inventory consists of:		
Finished Goods	$ 204,613	
Work in Progress	18,180	
	$ 222,793	

NOTE 3 – PROPERTY AND EQUIPMENT

Furniture, fixtures and equipment	$ 4,330	
Less: Accumulated depreciation	108	
Net property and equipment	4,222	

Depreciation expense related to property, plant and equipment was $108 at December 31, 2019.

NOTE 4 – LOANS TO/FROM RELATED PARTIES

Loan to stockholder, payable on demand with no definite date of repayment, with no interest rate	54,080
Loan from related party, payable on demand with no definite date of repayment, with no interest rate	160

NOTE 5 – PAID IN CAPITAL

Paid in capital consists of loans from related parties in the amount of $580,672 that were released and assumed by the stockholders. The loans bore no interest. No additional stock was issued as a result of the capital contributions.

NOTE 6 - COMMITMENTS

LEASES
The Company leases a satellite office space and showroom display windows on a month to month basis.

The rent expense for the ended December 31, 2019 was $62,264.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through October 8, 2020, the date these financial statements were available to be issued.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the

NOTE 7 - SUBSEQUENT EVENTS (CONT'D):

pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2020.

SOLOQI CORP.

FINANCIAL STATEMENTS

AUGUST 31, 2020

TABLES OF CONTENTS

Leon Egozi & Assoc., P.A.

Certified Public Accountants

2999 Northeast 191st Street, Suite 240
Aventura, Florida 33180

Phone: (305) 937-2664
Fax: (305) 937-5019
legozi@egozicpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
SoloQi Corp.
Pembroke Pines, Florida

We have reviewed the accompanying interim financial statements of SoloQi Corp. (a corporation), which comprise the balance sheet as of August 31, 2020, and the related statements of loss and deficit and cash flows for the eight months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of Matter

As discussed in Note 6 and Note 7 to the interim financial statements, the August 31, 2020 interim financial statements have been restated to correct a misstatement on the balance sheet, with no effect on net loss. Our opinion is not modified with respect to this matter

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Egozi CPA

Leon Egozi and Associates, P.A.
Certified Public Accountants

Miami, Florida
October 22, 2020

1

SOLOQI CORP.

BALANCE SHEET

August 31, 2020

ASSETS

CURRENT ASSETS

Cash	$	5,572
Inventory		195,232
Total Current Assets		200,804

PROPERTY AND EQUIPMENT

Furniture, Fixtures and Equipment	4,330
Less: Accumulated Depreciation	397
Net Property and Equipment	3,933

OTHER ASSETS

Loans to Related Parties	116,172

TOTAL ASSETS	$	**320,909**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$	58,787
Economic Injury Disaster Loan - Current Portion		428
Total Current Liabilities		59,215

LONG TERM LIABILITIES

Economic Injury Disaster Loan	50,972

TOTAL LIABILITIES	110,187

STOCKHOLDERS' EQUITY

Common Stock, $.0001 Par Value,	
4,000,000 Authorized, 2,799,999 issued and 1,200,001 outstanding	280
Paid in Capital	581,152
Accumulated Deficit	(370,710)
TOTAL STOCKHOLDERS' EQUITY	210,722

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**320,909**

SOLOQI CORP.

STATEMENT OF LOSS AND ACCUMULATED DEFICIT

For the Eight Months Ended August 31, 2020

Sales	$	46,812
Cost of Sales		27,560
Gross Profit		19,252
Operating Expenses		
Advertising and Marketing		33,935
Automobile expense		2,509
Bank and credit card charges		3,290
Computer and Website Hosting		10,249
Contract labor		20,545
Depreciation		289
Dues and Subscriptions		1,864
Insurance		2,871
Office Expense and Supplies		2,498
Postage and Shipping		1,680
Professional fees		30,190
Rent		90,414
Research and Development		3,989
Travel and entertainment		3,047
Total Operating Expenses		207,370
Loss from Operations		(188,118)
Other Income		
Interest Income		360
Miscellaneous		3,000
Total Other Income		3,360
Net Loss		(184,758)
Accumulated Deficit at Beginning of Period		(185,952)
Accumulated Deficit at End of Period	$	(370,710)

SOLOQI CORP.

STATEMENT OF CASH FLOWS

For the Eight Months Ended August 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

NET LOSS	$	(184,758)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation and Amortization		289
Decrease in Accounts Receivable		64,350
Decrease in Inventory		27,561
Decrease in Security Deposit		17,250
Decrease in Accounts Payable and Accrued Expenses		(12,837)
Net Cash Used in Operating Activities		(88,145)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from Economic Injury Disaster Loan		51,400
Loans to Related Parties		(114,760)
Collections of Related Party Loans		52,268
Net Cash Used in Financing Activities		(11,092)
Net Decrease in Cash		(99,237)
Cash at Beginning of Period		104,809
Cash at End of Period	$	5,572

SIGNIFICANT NON CASH TRANSACTIONS:

The Company issued additional shares of stock that caused reclassifications amongst common stock, paid in capital and loans to related parties totalling $720 (see Note 6).

SOLOQI CORP.

NOTES TO FINANCIAL STATEMENTS

For the Eight Months Ended August 31, 2020

NOTE 1 - OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

a) Operations

SoloQi Corp. (The Company) was incorporated on February 28, 2019 under the laws of the state of Delaware. The Company operates out of Miami, Florida with a satellite office in Los Angeles, California, and manufactures and sells portable phone charges to local and national retailers and wholesalers under normal trade credit terms.

b) Cash

Cash includes cash on hand and in banks. Cash includes instruments with original maturities of three (3) months or less.

c) Inventory

The Company maintains its inventory on a lower of cost or market basis using the first in, first out (FIFO) method.

d) Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance and repair are charged to expense as incurred; expenditures for renewals and betterments are capitalized.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

f) Advertising

Advertising and other promotional costs are expensed as incurred. During the period ended August 31, 2020, the advertising and promotional expenses were $33,935.

h) Business Interruption

Covid-19 has been declared a global pandemic. Governments have declared lockdowns. This has led to cancellation and reduction in sales. Management believes that sales will continue to rise as the economy expands.

NOTE 2 - INVENTORY

Inventory consists of finished goods $ 195,232

NOTE 3 – PROPERTY AND EQUIPMENT

Furniture, fixtures and equipment	$ 4,330
Less: Accumulated depreciation	397
Net property and equipment	3,933

Depreciation expense related to property, plant and equipment was $289 at August 31, 2020.

NOTE 4 – ECONOMIC INJURY DISASTER LOAN

In response to the COVID-19 pandemic, the Federal Government, through the Small Business Administration (SBA) has made Economic Injury Disaster Loan ("EIDL") available to small businesses who are economically damaged as a result of the pandemic.

On June 10, 2020, the Company secured a loan of $51,400. The loan is secured by tangible and intangible property and calls for monthly payments of principal and interest of $251. Interest is calculated at a fixed rate of 3.75% per annum. Monthly payments are deferred for twelve months from the date of the note and matures thirty years from the date of the note.

Principal payments on notes payable are as follows:

Period ending August 31,	
2021	$ 428
2022	1,713
2023	1,713
2024	1,713
2025	1,713
And later	44,120
	51,400
Less short term portion	428
	50,972

NOTE 4 – RELATED PARTY TRANSACTIONS

Loans to related parties, payable on demand with no definite date of repayment, with no interest rate	116,171

NOTE 5 - COMMITMENTS

LEASES
The Company leases a satellite office space on a month to month basis.

The rent expense for the period ended August 31, 2020 was $90,414.

NOTE 6 - STOCK ISSUANCE

On July 23, 2020, the Company diluted its shares. The Company's authorized, issued, and outstanding common stock was increased from 1,000 to 4,000,000 shares at $.0001 per share.

NOTE 7 – REGULATION CF OFFERING

On July 6, 2020, the Company has authorized an offering under Regulation CF of the Securities Act of 1933. It may offer up to 428,000 shares of common stock for $2.50 per share.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 22, 2020, the date these interim financial statements were available to be issued and is not aware of any subsequent events that would have a material impact on the accompanying interim financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



SoloQi

Wireless charging reimagined





Website · Pembroke Pines, FL · TECHNOLOGY · TRAVEL/TOURISM

SoloQi aims to make the world more connected through fully charged devices that are easy to access around you. We utilize wireless charging technology to create practical wireless solutions that are convenient, portable, universal, stylish, while embedding unique functions to provide an unparalleled experience for the user.

$167,119 raised

225 Investors	**$7M** Valuation
$2.50 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**23** Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 5 | Comments | Follow

Reasons to Invest

- Since our recent launch on November 1, 2019, SoloQi became a bestseller at 20 b8ta stores nationwide and grossed $117K in sales in the first 4 months
- We are signed with Imminent Venture Capital for distribution at Apple Stores and with ActionLink for a distribution lead to 500+ Costco stores
- SoloQi is expanding globally in Japan, Europe, and Australia and forming strong alliances with major brands such as Costco and Apple Stores

Bonus Rewards

Get rewarded for investing more into SoloQi

$250+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary



0:00

"Smart charger for a smarter generation"

THE PROBLEM

Outdated charging solutions

Mobile phones today are larger, require more energy, and are used for more functions than ever before. The more we use apps and videos to engage with the world around us, the more power it requires from our phones. Since the introduction of smartphones, the last innovation in the external battery market happened over a decade old and served as a short term solution. Most chargers put us, users, in a vicious repurchasing cycle. The existing solutions are bulky, heavy, limited, require cables, outlets and still not universal to all phone models. Most wireless chargers are actually wired, not user friendly, need an exact alignment of the phone to charge, and are not portable.

PROBLEM
SOLUTION

section below.

$500+
Investment
First Volume Tier
With an investment of $500 get So
PRO

$1,000+
Investment
Second Volume Tier
With any investment of up to $100
SoloQi + X MOUNT

$2,500+
Investment
Third Volume Tier
With a $2,500 investment, get 1 So
360 ecosystems

$5,000+
Investment
Fourth Volume Tier
With a $5,000 investment, get 2 So
360 ecosystems Customized Mag P
with your brand logo.

$10,000+
Investment
Fifth Volume Tier
With a $10,000 investment, get 10%
bonus shares + 4 free SoloQi 360
ecosystems + Customized Mag Pad
your brand logo + Free Event servi
portable chargers for all your gues
with branded Mag Pads.









$20,000+



Investment

Sixth Volume Tier

With a $20,000 investment get 15%
bonus share + 6 free SoloQi 360
ecosystems + Customized Mag Pad
your brand logo + Free Event servi
portable chargers for all your gues
with branded Mag Pads.

THE SOLUTION

Access to charge everywhere




SoloQi is a charging ecosystem that gives you the freedom and independence to use your phone at all times while the charging happens seamlessly. Our products keep you fully charged and connected on the go, at home, in the office, in the car and practically anywhere. SoloQi offers a new approach to user experience through product design, with emphasis on convenience, functionality, elegance and style. SoloQi products are made out of the best quality materials and the latest Qualcomm wireless technology. We are committed to delivering high-end solutions at a radically fair price while maintaining healthy margins.







Wireless charging is already dominating the phone charging market and will continue to grow as more and more devices are becoming inductive wireless and Qi-Enabled (source). We created three main devices that are revolutionizing Qi efficiency, portability and usability all around. The secret to our effortless charging experience is a patented Magnetic Pad (Mag Pad), fully integrated with wireless technology to ensure your phone is properly aligned to the charging spot every time. SoloQi ensures that you can snap, charge, and remain connected at all times.

THE MARKET ───────────────────

$11 billion+ and growing

In 2019, the Wireless Charging Market size exceeded USD 11 Billion and is set to grow at 14.5% CAGR between 2020 and 2026, reaching a USD 30 Billion market share (source). The trend is driven by the rise of global sales of wearable devices and high-end smartphones.





0:00

OUR TRACTION

A best-selling product with a unique business plan

SoloQi had a successful soft launch at the b8ta Innovation stores nationwide, became their best selling product, followed by international requests for distribution, with continued online sales.

We are signed with Imminent Venture Capital for distribution at Apple Stores, and with ActionLink for a distribution lead via Wireless Advocates to 500+ Costco stores, military bases and airports duty free . SoloQi is also available at Sanborns luxury chain in Mexico made possible due to our partnership with business mogul, Carlos Slim Domit.

Customer reviews



Chris K.
★★★★★

Wow what a great DEAL... Purchased the SoloQi 360 bundle deal and I am loving every minute of it, the quality of the product, the look and feel of it. no cheap short cuts here Shipped super fast. Only thing left for me to do is go out and purchase the SlimQi



@b8ta B.
★★★★★

We just bought 2 full system of the SoloQi 360 at B8ta store. The best 🎁 gift ever!



Dave L.
★★★★★

I love the new Clear Mag Pad, the magnets are so strong and you hardly even see them over the phone case.



Chris L.
★★★★★

So 😍 Got the SoloQi with my magazines logos on them 📷

Lee F.
★★★★★

Worth every penny!!!



Sandra M.
★★★★★

I LOVE MY FREEDOM! Thank you SoloQi





George S.
★★★★★

ame Changer 🚀



Diana S.
★★★★★

The stand is a game changer but having my phone always fully charged is a miracle ❤❤❤



Maya H.
★★★★★

Lifesaver - Kids Silencer - Work Optimizer - I love my PRO!



Dan M.
★★★★★

I was sceptic if it will charge my phone with my new wallet case for iPhone 11 but lo and behold, it dose and I love it!



David T.
★★★★★

I couldn't imagine how useful the SOLOQI devices are until I got it.



George M.
★★★★★

Everything I've used before feels so outdated. This charger ROCKS ✌



Dorian S.
★★★★★

I don't carry my laptop anymore. The PRO turned my phone to a mini MacBook. Watching movies and working hands- free 🎬 📱 Brilliant

Worth every penny!!!

Disrupting events charging services

SoloQi is set to revolutionize the charging services for events by replacing the outdated charging stations with onsite sales agents offering the charging devices for rent or purchase, using our promotional capabilities of embedding their logo on our Mag Pad. We are developing this model for 2021 and in discussions with the established event production company BWG to service any size events.



SoloQi is expanding globally with b8ta in Japan, Litmus Lab in Australia at MYER's and Luxury Venture Group in Switzerland. We signed a contract with former qualcomm subcompany, Artcom, for distribution in Europe with clients such as So Sample in France, and Urbanbird in Germany and we are just getting started.





NEW YORK POST
"The PRO has it all"



WHAT WE DO

The charger that adapts to your lifestyle

SoloQi is a three piece smart system that creates a complete charging grid around you, everywhere! Our universal system is capable of charging two devices at once by attaching to the phone magnetically and giving users the option of a kickstand to be used for work, to watch movies and make video calls hands-free.



The PRO can charge anything

A fusion of a power bank, a wireless charger and a kickstand to use your phone hands-free, in any position, giving you the ultimate experience of effortless and portable charging. The power you can rely on and you won't go anywhere without, capable of charging any wireless or USB powered device and even two devices at once.





The SLIM can charge anywhere

The first-ever charger to be powered by a built-in USB Plug, cutting the cable short. Known to be a swiss army knife of user features includes a kickstand, a wireless charger, a battery and a USB plug, built into a pocket-size sleek and lightweight device. A traveler's lifesaver you can always count on.



0:00



Air Vent Mount

Desk Mount



Fast 10W Wireless Charger

X Car|Desk Mounts

An engineering marvel aimed to improve driver's safety. No more



improve driver's safety. No more fumbling with cables and bulky car mounts while driving reliving you from any hussle with your phone. The X Mount is a 10W fast wireless charging suitable for the car dashboard and air-vent, also comes with a base mount for any desk, or nightstand. Designed with a unique 360 pivot to position your phone in any desirable angle.



The SoloQi 360 wireless charging ecosystem

The complete wireless charging ecosystem with 2 X Mounts for home, office and in the car. A portable PRO that can charge all your devices anywhere on to go and 6 Mad Pads for multiple devices. This bundle is a perfect gift box a whole family can share.



Mag Pad

The thin magnetic pads are the secret to our hands-free charging experience. Affix the magnetic pad to any phone or phone case to instantly connect and charge.



THE BUSINESS MODEL

B2C online and in stores and B2B through bulk orders and distribution deals

SoloQi is selling online and offline, direct to consumers as well as B2B in bulk orders. We are constantly forming new local and global distribution deals and have done white label collaborations with brands, which allows them to customize our products. We are developing partnerships and licensing deals to be ready for execution once events resume.

Our profit margins on wholesale are ranging between 25% to 30%. Our margins

Our profit margins on wholesale are ranging between 25% to 30%. Our margins will grow to over 55% with every incremental increase of the production volume, from 10% reduction of costs on 20k units and up to 30% cost reduction at 100k units PO.

Profit Margins Scale



20.000 units production — 10% — 30%

Cost Reduction   **Profit Margins**

100.000 units production — 30% — 50%

HOW WE ARE DIFFERENT

Speed and convenience for your fast-paced lifestyle



❝ SoloQi is the only solution to deliver a seamless on-the-go charging experience for every phone user in the world to simply Snap&Charge.

Our patented customizable Mag Pads open the door to endless amounts of licensing and partnerships, an additional pillar of revenue and growth accelerating our path toward dominating the market share and becoming the new charging standard available to the masses.

Dov Friedman, CEO of IMMINENT VC, veteran industry expert in ties with Apple store management, and Sales Rep for SoloQi said it best:

"I've seen a lot of battery products over the years and since mophie I haven't seen much innovation in the industry. When I saw the way the SoloQi magnets attach to the power bank, how strong the batteries are not only for charging your phone but also as a stand, I found the SoloQi to be the first real innovation in battery external charges that i've seen in a long time, that's why I want to take this to Apple stores. I like the super charge capabilities that allow you to charge your phone through wireless and through an external USB, and charge not only my phone but all my gadgets at the same time. On top of that it charges your phone quickly and the design is really nice and sleek, packaging is amazing. It's a game changer, high-end style, for an attractive and competitive price point for the consumer."

THE VISION

Giving phone charging a liberating new identity and style

Our vision is to create a world where charging pains are obsolete. With plans to gain momentum for the 2020 holiday season, we aim to become the world's next-gen charging solution. Inspired by how Beats headphones disrupted the headphone industry with a new product appeal that became a multi billion dollar business, we are on a mission to disrupt the wireless charging industry the same way by applying a similar marketing approach and bringing charging and luxury together.




SoloQi 360

OUR TEAM

Skill, passion and an insatiable desire to reach our potential as a brand

The company team is small and agile, planning to expand as needed. Founder, Solo Avital, combines his skill and passion for design, development, and business, to advance the company toward becoming a luxury brand with high-end products and visual content. Solo has made use of his industry connections to form meaningful partnerships.


Solo Avital

WHY INVEST

With success in just our first 4 months of sales, SoloQi is gearing up for a hard

sales, SoloQi is gearing up for a hard launch with growing international demand

We have entered an enormous market of $11 billion, which is expected to continue to grow in the coming years (Source). Since our soft launch, SoloQi became a bestseller at 20 b8ta stores, sold out at trade shows and grossed nearly $120K in sales in the first 4 months from its inception. With a growing list of partnerships and distribution opportunities at stores such as Apple and Costco. We are continuing to make sales online through our own website, Amazon Prime, eBay, Walmart, Newegg, Gadget Flow, and many other channels that approach us on a daily basis. We have orders from all over Europe, Japan, Middle East and Australia, and now we are seeking the funds to manufacture and fulfill the demand, as well as boost our marketing.

Become a part of our story and a brand ambassador of your new seamless charging lifestyle. Once you get the products, you'll understand.

In the Press

   

SHOW MORE

Meet Our Team



Solo Avital
Chief Executive Officer,

Director, Founder, and Product Designer

Solo combines his skill and passion for design, development, and business, to advance the company toward becoming a luxury brand with high-end products and visual content. Solo has made use of his industry connections to form meaningful partnerships. Solo works for SoloQi full time.

Offering Summary

Company :	SoloQi® Corp
Corporate Address :	8362 Pines Blvd. #290, Pembroke Pines, FL 33024
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	4,000
Maximum Number of Shares Offered :	428,000
Price per Share :	$2.50
Pre-Money Valuation :	$6,999,997.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the

funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

With an investment of $500 get SoloQi PRO

With any investment of up to $1000 get a SoloQi + X MOUNT

With a $2,500 investment, get 1 SoloQi 360 ecosystems

With a $5,000 investment, get 2 SoloQi 360 ecosystems Customized Mag Pads with your brand logo.

With a $10,000 investment, **get 10% bonus shares** + 4 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

With a $20,000 investment **get 15% bonus share** + 6 free SoloQi 360 ecosystems + Customized Mag Pads with your brand logo + Free Event service - portable chargers for all your guests with branded Mag Pads.

The 10% Bonus for StartEngine Shareholders

SoloQi Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

SoloQi Is Opening In Australia!

5 days ago


SoloQi opening in Australia November, 15th
Watch later
Share
November 15th 2020
SoloQi
Update Australia

After a 10 month delay due to COVID, we are happy to announce that SoloQi is opening in Australia on November 15th.

SoloQi is setting foot in three major hotspots, Melbourne, Sydney, and Brisbane. This all started in January this year at the CES in Las Vegas, where we met with Dene Heath, founder of LiTMUS LAB located at MYER (The largest department stores in Australia).

As the holiday season is approaching fast, our mission is to have our products available at as many new locations as possible despite the logistical challenges. SoloQi is on a mission to take the world by a wireless storm. Our products as well as our future event collaborations provide a magnet for distributors from all over the world to partner with us.

Don't miss the chance to join us now. Thank you StartEngine Community

A New Major Milestone! SoloQi just signed a distribution deal in Dubai

18 days ago

In the first week of November SoloQi's CEO, Solo Avital is invited for the b8ta opening at Dubai Mall, meeting with investors and other retailers in the region.

No better time to become a partner in SoloQi, join us now!


SoloQi at b8ta Dubai Nov1st 2020
Watch later
Share
SoloQi
IS COMING TO THE UAE
Dubai Mall Nov 1st at b8ta
start engine

SoloQi - New Article on The US News

about 1 month ago

The US News
Onwards and Upwards

SoloQi Is Set to Disrupt the Wireless Charging Industry

The US News
19 Sep 2020, 10 GMT+10



In a fast-paced modern world, it's always important to never run out of batteries. This applies figuratively and literally. Staying connected means our devices need to be up and running at any

given moment, and what better way to keep our devices fully charged and accessible than with the innovative SoloQi.

READ MORE

https://www.theusnews.com/newsr/10720

SoloQi Growing Locally and Globally

about 2 months ago



Dear partners, it's been an amazing launch and we want to thank you all for your investments, for ordering our products, and for sharing your experience with us.

We've had a lot going on and it's been hectic so, here's what we've been up to.

Since our launch, we opened in Tokyo as a first step towards expanding into the Japanese market by Christmas. We had the largest purchase order outside the US from a big group in Latin America and we have two new openings coming up in Australia and Dubai.

Locally, we collaborated with Dots shared office spaces in LA to replace their charging ports with our chargers.

We continue to service companies such as Powerfull Systems complete truck fleet, to increase driver's safety and convenience for all their employees, including a bulk order of the X mount and the PRO to optimize their work environment.

Our success is your success. Please share the campaign with friends and family and invest in us. We are growing by the day, it's your chance to keep growing with us. Act now!

Thank you Start Engine.

SoloQi Is In Japan

about 2 months ago

Thank you to all our supporters for your investments we are thrilled to have as our partners and along for this journey.

This week was off to a remarkable start, apart from this amazing launch, SoloQi is now available in b8ta Japan! Since our in Japan opening earlier this week, we've been flooded with requests from local distributors to partner with SoloQi. We knew Japan would be a great target market but we did not anticipate this kind of hype so we are thrilled to share this news with you.

Our success is your success now that you are our partner, we are in this together, so share this campaign with friends as this is the last week to get the early bird bonus.

Stay tuned for more updates coming soon.

ロボスた SoloQi is launching in Japan




(END OF UPDATES)


Comments (46 total)

Add a public comment...

0/2500

 I'm not a robot   reCAPTCHA
Privacy · Terms

Post

Please sign in to post a comment.

Anthony DiPietro a day ago
Are you still wholesaling out to distributors or those four months were just to test the market? Why are you raising funds? Do you have PO's? Inventory to reduce costs? As far as compatibility, what if you have an Otterbox or a Lifeproof case, do you have to take the case off in order to charge it or are the only cases that will work with it are like the knockoff cases you buy off eBay? How do you figure the business is worth $7m if you've only earned $117k in sales overall? Any news on your financial statement?

Jose Nesto `10 INVESTMENTS` 3 days ago
Do your products work on Samsung products as well or just iPhones? Does the model of the iPhone matter, say I'm still using the 7S, will the SoloQi devices still work? Thanks!

Liana Goldberger - **SoloQi** 38 minutes ago
Hi Jose, thank you for your question, our chargers work with ANY wireless-enabled phone model, Samsung, iPhone, LG, etc. If it's a newer phone model than it doesn't matter since they are all wireless-enabled, however, the older models aren't, for instance, Apple became wireless starting with iPhone 8, so the 7S is the last one that is not wireless-enabled, but the PRO also has a cable output so you can charge your phone with a cable while charging

the PRO also has a cable output so you can charge your phone with a cable while charging another wireless device. On our website, you can find the full list of Qi-supported devices.

Quentin Bauer `3 INVESTMENTS` 11 days ago
Hello! I have a couple of questions I would love to invest into this company I was wondering.

1.) What is your guys/girls future idea on paying your shareholders

2.) When does your campaign end?

3.) Do you guys plan on going public and selling out your company fully to a company for ex. (Amazon ?)

4.) Why should I invest?

Thanks for your honest answers and I hope you have a good day!

> **Liana Goldberger** - **SoloQi** 6 days ago
> Hi, Quentin thank you for your questions.
>
> 1.) When we are able, our goal is to distribute dividends on sales.
>
> 2.) The campaign is set to end by the end of November but we have the option to extend it.
>
> 3.) Our exit strategy includes both scenarios, IPO, and acquisition although we cannot guarantee a future exit. Regarding acquisition, we are planning on growing and increasing our market valuation.
>
> 4.) You should invest because this is a fast-growing market with a huge potential since all phones and chargers are transitioning to magnetic wireless charging as evident by Apple's new iPhone 12 release which is a great indicator of where the market is going. We are an early player and the first to combine a unique set of features to provide an unparalleled experience for the user, moreover, we are a design and development house that is at the forefront of innovation and ahead of this market by applying wireless technology in unique ways the market hasn't seen before. Last, you invest in us, the team behind SoloQi who set forth to provide luxury quality products at affordable prices while applying an eco-friendly agenda of helping reduce toxic waste.
>
> Thank you for the great questions, we would love to have you join us and become our partner.

---

arvind toorpu `SE OWNER` `14 INVESTMENTS` 17 days ago
I loved the product presentation. I tried to go on your website and order one but I felt that 170$ (on sale price) for the bundle is pricey. With mass production will the price of sale go down ?? Also with Costco/Sam's bulk seller, I heard there is only small amount of margin left will that be true or can you still maintain 50% margin ??

As an investor, how can I expect return ?? Through acquisition or IPO or do you plan to reward by dividends ?? Just trying to get an idea..

> **Liana Goldberger** - **SoloQi** 17 days ago
> Hi Arvind, thank you for loving the product presentation, once you'll experience the product you will love it even more. Our prices are highly competitive. The 360 includes the whole charging ecosystems where you get 2 fast Car and desk mount chargers + the portable SoloQi battery with a kickstand + 6 magnetic pads. We highly recommend you order the product and now you can try it risk-free for $1 for 30 days.
>
> Regarding the cost reduction, the answer is yes. The margins increase as we produce more products, but the attractive prices will remain in the same range. For comparison, a Mophie external battery phone case costs $99 to $119 and is limited to one phone model. If you going to upgrade to a newer phone model, you will need to buy a whole new battery phone again. Our products freeing the users from the vicious repurchasing cycle saving them money in both the short and long term. With the SoloQi PRO at only $69, you will be able to use it for years with an unlimited amount of phone models + it has almost double the

use it for years with an unlimited amount of phone models + it has almost double the battery and it comes with a kickstand which is our costumers most appreciated feature.

In the future, we will explore both exit strategies, including an IPO, and Acquisition. The future of this is not guaranteed, though when we are able, our goal is to also distribute dividends on sales.

---

terry Sipes 21 days ago
You have had $117K in sales in the US and your looking at markets outside of the US, such as Japan, Australia...., that scary, so you have saturated the market here, in the US, your backyard!? WOW... ATS-Denver

> **Liana Goldberger** - **SoloQi** 20 days ago
> Hi Terry, that's a great question, we had $117K in sales in the first 4 months since we launched at only 20 b8ta stores as a pilot, this attracted international distributors in the luxury retail space who requested our products for distribution in their region, we happily complied. We believe in having strong partnerships around the world to help make SoloQi available everywhere, and having international distributors facilitate this, is only helping us grow without requiring us to participate in the day to day operations. This in no way takes away the focus of our expansion here in the US, we are currently in all b8ta stores, partnering with other local retailers and growing our online presence through large marketplaces and our own website, managed by our in-house team which is in charge of growing our presence in the US market. We are proud to have an opening in Australia in two days, we are already available in Japan and about to launch in Dubai, in parallel we are expanding in the local market constantly, I hope that clarifies our road map.

John Flores SE OWNER 13 INVESTMENTS INVESTED a month ago
I purchased the ecosystem bundle because of my need in having wireless chargers for any scenario I come across either at home or on the road. Coincidently, I had to go into the office to connect to our server for updates to the work laptop. The portable charger ensured I did not have to take my phone cord with me and especially have to touch surfaces I had not sanitized yet or get under my desk to connect my iphone plug. An ample number of magnetic pads came with the bundle and were an unexpected bonus for me. I'm a believer in the product and see the consumer-need. I invested within the first nine hours of the campaign.

> **Liana Goldberger** - **SoloQi** a month ago
> Dear John, you couldn't have said it better, SoloQi brings the power to the devices instead of bringing the devices to the power, seeing our vision come life is the greatest satisfaction of it all, thank you for telling your story and enhancing ours. During COVID 19 we found that many people and businesses have expressed their enthusiasm for the chargers as they are ideal for today's regulations of minimal contact. Hence our partnership with Dots, and more businesses to come. Thank you for being an early bird and for your generous comment, we are excited to have you on board with us.

Arturo Munguia SE OWNER 6 INVESTMENTS INVESTED a month ago
SoloQi thank you for the update! It's really good to hear that SoloQi is moving very fast and making sales all over the world. Positive news for all investors in a short time. With the progress you guys are making in this short amount of time SoloQi will be $100 million company in no time.

> **Liana Goldberger** - **SoloQi** a month ago
> Art, you are the best, thank you. We are expanding by the day and reaching new territories and markets with our main goal in mind of becoming the go-to charger for every phone user in the world.

SHOW MORE COMMENTS



Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Solo Avital:
Dear, phone chargers, it's not easy to say this, but you suck. Look, we've tried everything. We've tried the bricks. We've tried all the other sticks. We bought tons of cables. We've tried this and this.

Speaker 2:
They call it a "wireless charger," but it's actually wired.

Solo Avital:
What's up with the car mounts?

Speaker 3:
Watch the road.

Speaker 4:
Does it charge?

Speaker 5:
No, it keeps on falling.

Solo Avital:
Seriously, we can do better than this. I want to wake up every morning, grab my phone and never let it go. I want to use my phone while charging it at the same time, everywhere. I want to charge it in the car without fiddling with cables. I want my passengers to be able to charge. I want to charge everywhere. I want to charge all my devices and charge two at the same time. I want my peace of mind. I want a solution I can depend on. I want to stop wasting money. I want value for my dollar.

Solo Avital:
Phone chargers, what if you could be more like this?

Solo Avital:
My name is Solo. I've been a creative person all my life. I'm coming from music and post production background, 3-D animation, visual effects for TV and cinema, made a few documentaries, directed commercials. I was always on the run and always running out of battery. It really made no sense to me. I figured if I can create a 3-D model of the whole city of Venice for an opening title of a movie, maybe I'm also capable of designing a charging solution for myself.

Solo Avital:
Going from post production to product design felt like a natural progression. It was a very painstaking process, but that's exactly what I'm good at. From the very first functional prototype, it was evident that we were onto something here.

Solo Avital:
SoloQI is a unique product with a unique business plan. Our patented magnetic pads are tailor made for making licensing deals.

Speaker 6:
The sticker is a picture of my dog. I have my screensaver on the front and the back.

Solo Avital:
Finding a manufacturing partner that has the engineering in house was key to reduce costs. It's one of the factors that allows us to bring premium products at affordable prices for the consumer. We had an excellent launch with beta stores nationwide in November.

Tina Zayas:
SoloQI has performed phenomenally in our stores.

Domi Gonzalez:
The product's doing really well. People love it. People love the versatility of it.

Solo Avital:
We've signed a contract with Imminent VC.

Dov Friedman:
Felt like this was the first real innovation in chargers that I've seen in a long time. I felt like it was a good product for us to get involved with and for me to bring to the guys at Apple.

Speaker 10:
I've got the future here in my hand.

Solo Avital:
We're setting new partnerships all over the world.

Adam Aldous:
If you want to give it the green light, let me know, and then we can sort of draft our agreements.

Solo Avital:
Now we're ready for the hard launch and that's where you come in. We're raising the funds to produce the next batch for the international demand. We are writing the first chapter in becoming a luxury brand. Now is the best time to join us. Thank you, StartEngine

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.